Board of Directors’ Resolution on Loan for hanaromedia Inc.

1. Company name : hanaromedia Inc.
- Relations with hanarotelecom incorporated (the Company) : Affiliated company

2. Details of loan
- Amount : KRW 60,000,000,000
- Equity capital : KRW 1,573,676,016,590
- Ratio to equity capital : 3.8%
- Applicability of large-scale corporation : Yes

3. Purpose of the loan
- To raise fund to secure equipment for the provision of services and operate the business

4. Total balance of loan : KRW 60,000,000,000

5. Date of BOD resolution : June 22, 2006
- Outside directors present : 5 out of 6
- Attendance of Audit Committee members : present

6. Others
- The amount of loan mentioned above is the ceiling amount of loan.
- Method : loan or acquisition of hanaromedia’s CP/private bond
- The Representative Director of the Company is delegated to decide on the method of loan extension and repayment as well as interest rate.
- The date of loan will be determined as the date of hanaromedia’s request and the term of loan will be three years (maturity extension or early repayment is possible if necessary).
- The equity capital mentioned above was calculated by reflecting changes in capital stock and capital surplus in the equity capital of 2005.